Exhibit (a)(5)(xxx)

Oracle’s Public Commitment to PeopleSoft

Higher Education Customers

☑	We will extend the support period for PeopleSoft products, including its Student Administration system, beyond the timeframe PeopleSoft itself has committed to and into the next decade.

☑	We will extend the de-support date of PeopleSoft 7 for two years – through 2005.

☑	You will not be forced to convert to Oracle E-Business Suite applications.

☑	We will provide high quality, truly global customer service for PeopleSoft products through our award-winning customer support organization, which will include PeopleSoft specialists.

☑	We will take no action that reduces the functionality of your PeopleSoft implementations.

☑	We will increase the value of your PeopleSoft investments through ongoing enhancements and maintenance delivered by one of the largest software development organizations in the world, including Oracle’s dedicated Higher Education Development organization.

☑	If and only if you elect to do so, you may move to the Oracle E-Business Suite via FREE module-for-module upgrades.

Don’t be a victim of scare tactics. We would not offer more than $6 billion in cash unless we really wanted you to be our customers. Our investment only pays off for our shareholders if we keep you happy. And we will. Customer satisfaction is our highest priority.

We know how to do this. Ask any customer from our Rdb database acquisition from Digital Equipment Corporation. Nearly nine years later, we are still providing world-class support to thousands of Rdb customers running mission-critical applications.

We Will Continue Our Focus and Commitment to the Higher Education Market

ORACLE®

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended June 18, 2003. Stockholders should read the Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.	Find out more at oracle.com/peoplesoft or call 1.800.633.0925

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